UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

i-LEVEL MEDIA GROUP INCORPORATED
(Exact name of registrant as specified in its corporate charter)

000-52069
Commission File No.

NEVADA (State of Incorporation)	98-0466350 (IRS Employer Identification No.)

Suite 306, 1110 Hamilton Street, Vancouver, British Columbia, Canada V6B 2S2
(Address of principal executive offices)

(604) 646-1562
 (Issuer's telephone number)

__________

i-LEVEL MEDIA GROUP INCORPORATED
(formerly Jackson Ventures Inc.)

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

This Information Statement is being mailed on or about March 9, 2007 to the holders of record, as of the close of business on February 28, 2007 (the "Record Date"), of shares of common stock, par value $0.001 per share (the "Common Stock"), of i-Level Media Group Incorporated, a Nevada corporation (the "Company").

1.          Share Exchange Agreement

As disclosed in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 6, 2007, we have entered into a Share Exchange Agreement dated for reference February 1, 2007 (the "Share Exchange Agreement"), with i-level Median Systems Limited ("i-level Media Systems"), a private British Virgin Islands company, and the shareholders of i-level Media Systems (collectively, the "i-level Shareholders"). Under the Share Exchange Agreement, we have agreed to acquire all of the issued and outstanding shares of i-level Media Systems from the i-level Shareholders (the "i-Level Acquisition"). The closing under the Share Exchange Agreement is subject to the satisfaction of a number of conditions customary for transactions of this type, including the delivery of all required documentation, the completion of due diligence by each of the parties and the receipt of all applicable consents and approvals. The Share Exchange Agreement requires the i-Level Acquisition to be completed on or before March 31, 2007.

i-level Media Systems is the sole investor and owner of i-level Softcomm (Shanghai) Company Ltd. ("i-level Softcomm"), a wholly foreign owned enterprise formed under the laws of the People's Republic of China (the "PRC"). i-level Softcomm is a development-stage company that is devoting substantially all of its efforts to establishing a new business in the City of Shanghai, in the People's Republic of China, which involves selling out-of-home video advertising timeslots on its network of flat-panel video advertising display units installed in taxis.

2.          Anticipated Changes to Our Board of Directors and Executive Officers

In accordance with the Share Exchange Agreement, our existing board of directors and executive officers, with the exception of Paul D. Brock, will resign upon closing in favor of the following appointees:

Name	Position(s) with our Company
Aidan Sullivan	Executive Chairman, President, Chief Executive Officer and a director
Ian Sullivan	Secretary, Treasurer, Chief Financial Officer, Chief Operating Officer and a director
Johnny Lo	Director
Leo Young	Director

Mr. Brock, who is currently our Secretary, Treasurer, Chief Financial Officer and a director, will remain as a director of our Company but will resign as an officer.

In compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the foregoing changes to our board of directors cannot take effect until at least ten days after this Information Statement is mailed or delivered to all of our Company's stockholders.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATIONAL PURPOSES ONLY. WE ARE NOT SOLICITING YOUR PROXY OR CONSENT IN CONNECTION WITH THE ITEMS DESCRIBED HEREIN. NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT. THIS INFORMATION STATEMENT IS NOT AN OFFER TO PURCHASE YOUR SHARES.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1.          Voting Securities of the Company

As of the Record Date, our Company had 58,015,001 shares of common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

2.          Security Ownership of Certain Beneficial Owners and Management as of the Record Date

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of the Record Date, by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our officers and directors, and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of class	Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	James A. Gheyle Director, President and Chief Executive Officer Suite 306, 1110 Hamilton Street Vancouver, British Columbia, Canada, V6B 2S2	20,500,000(2)	35.34%(2)
Common Stock	Paul D. Brock Director, Secretary, Treasurer and Chief Financial Officer Suite 306, 1110 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2	Nil	Nil
Common Stock	Christopher J. Turley Director Suite 306, 1110 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2	10,250	Note 3

Common Stock	Alan Whittingham Director Suite 306, 1110 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2	10,250	Note 3
Common Stock	All Officers and Directors as a Group (four persons)	20,520,500	35.37%
Beneficial Owners Who Are Not Officers or Directors
Common Stock	Adrian C. Ansell(4) Suite 310, 2174 York Avenue, Vancouver, British Columbia, Canada V6K 1C3	20,500,000(2)	35.34%(2)

  Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. The disclosure in this table is as of the Record Date, when 58,015,001 shares of our common stock were issued and outstanding.

  These are anticipated to be surrendered for cancellation under the Share Exchange Agreement.

  Less than one percent (1%).

  Mr. Ansell is a founder of our Company and, until his resignation on March 8, 2007, served as the Secretary, Treasurer, Chief Financial Officer and a director of our Company.

3.          Security Ownership of Certain Beneficial Owners and Management Following the i-Level Acquisition

The following table sets forth certain information concerning the number of shares of our common stock that we expect will be owned beneficially immediately following the closing of the i-Level Acquisition, by: (i) each person (including any group) expected by us to own more than five percent (5%) of any class of our voting securities, (ii) each of our proposed officers and directors, and (iii) our proposed officers and directors as a group.

Title of class	Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	Adrian Sullivan(2)(3) Proposed Director, President and Chief Executive Officer Suite 306, 1110 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2	3,446,474	6.62%
Common Stock	Ian Sullivan(2)(3) Proposed Director, Secretary, Treasurer and Chief Financial Officer Suite 306, 1110 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2	13,500,000	25.94%
Common Stock	Paul D. Brock(3) Director Suite 306, 1110 Hamilton Street, Vancouver, British Columbia, Canada V6B 2S2	Nil	Nil
Common Stock	Johnny Lo(2)(3) Director Suite 306, 1110 Hamilton Street, Vancouver, British Columbia Canada, V6B 2S2	Nil	Nil
Common Stock	Leo Young(2)(3) Suite 306, 1110 Hamilton Street, Vancouver, British Columbia, Canada, V6B 2S2	Nil	Nil
Common Stock	All Officers and Directors as a Group (five persons)	16,946,474	32.56%
Beneficial Owners Who Are Not Officers or Directors
Common Stock	Not applicable	Nil	Nil

(1)       Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As disclosed below under the heading, "Voting Securities and Principal Shareholders - Changes in Control," we expect that 52,046,693 shares of our common stock will be issued and outstanding immediately after the consummation of our acquisition of i-level Media Systems, assuming that: (a) we complete an unregistered unit offering of at least 2,000,000 units (which cannot be assured); (b) the surrender and cancellation of 41,000,000 shares of common stock held by our founders, and the completion of certain debt settlement transactions contemplated in connection with the i-Level Acquisition. The disclosure in this table is based on the assumption that 52,046,693 shares of our common stock will in fact be issued and outstanding at that time.

(2)       This person is proposed for appointment as a director or officer of our Company upon completion of the i-Level Acquisition. In compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the proposed changes to our board of directors cannot take effect until at least ten days after this Information Statement is mailed or delivered to all of the Company's shareholders.

(3)       The address given is the current address of our Company.

4.          Changes in Control

In anticipation of the closing of the I-Level Acquisition, 5,660,000 issued and outstanding shares of our common stock were split, on a 10.25 new for one old share basis, into 58,015,001 shares of common stock, and we changed our name from "Jackson Ventures Inc." to "i-Level Media Group Incorporated". At closing, we expect to issue a total of 27,000,000 post-split shares of common stock to the i-level Shareholders in consideration for their respective interests in i-level Media Systems, and a total of 41,000,000 shares of common stock held by our founders, James A. Gheyle and Adrian C. Ansell, will be surrendered for cancellation. In addition, upon closing, two outstanding loans of our Company in the aggregate principal amount of $500,000 will be converted into a total of 5,000,000 units, each consisting of one post-split share of common stock and one-quarter of one non-transferable common stock purchase warrant. We also expect to issue a total of 1,031,692 post-split shares of our common stock to pay and settle amounts owing to various creditors of i-level Media Systems.

In addition, and as contemplated by the Share Exchange Agreement, we expect to complete, no later than the closing of the i-Level Acquisition, an unregistered private placement of a minimum of $1,000,000 and a maximum of $5,000,000 at a subscription price of not less than $0.50 per unit, each consisting of one post-split share of common stock and one-half of one non-transferable common stock purchase warrant.

In summary, assuming that we complete the minimum unregistered unit offering of 2,000,000 units (which cannot be assured), we expect that 52,046,693 shares of our common stock will be issued and outstanding immediately after the consummation of our acquisition of i-level Media Systems, the surrender and cancellation of the founders' stock, and the completion of the unregistered private placement and debt settlement transactions. The 27,000,000 shares of our common stock to be issued to the i-level Shareholders will represent approximately 51.88% of our then issued and outstanding shares. Accordingly, the acquisition of i-level Media Systems will result in a change of control of our Company.

We are not aware of any arrangement that might result in a change in control in the future, except the change of control described in this Information Statement.

DIRECTORS AND EXECUTIVE OFFICERS

Our current directors and executive officers are follows:

Name	Position(s) with our Company
James A. Gheyle	Director, President and Chief Executive Officer
Paul D. Brock	Director, Secretary, Treasurer and Chief Financial Officer

Christopher J. Turley	Director
Alan Whittingham	Director

We anticipate that effective upon the closing of the i-Level Acquisition, all of our existing directors and officers, with the exception of Paul D. Brock, will resign in favor of the new appointees set forth below. We expect that the closing will occur on or about the date that is ten days after the delivery of this Information Statement to our stockholders. Mr. Brock will remain as a director of our Company, but will resign as an officer.

Name and Municipality of Residence	Age	Current Office with our Company	Director Since
Aidan Sullivan Shanghai, PRC	28	Executive Chairman, President, Chief Executive Officer and a director	N/A
Ian Sullivan Shanghai, PRC	33	Secretary, Treasurer, Chief Financial Officer, Chief Operating Officer and a director	N/A
Paul D. Brock Vancouver, B.C., Canada	43	Director	March 8, 2007
Johnny Lo Shanghai, PRC	48	Director	N/A
Leo Young Shanghai, PRC	48	Director	N/A

The following is a description of the business backgrounds for each of the persons who are proposed for appointment as directors and officers of our Company following the i-Level Acquisition:

Aidan Sullivan - Proposed Appointee as President, Chief Executive Officer and a director

Aidan Sullivan is the founder of i-Level Media Systems and has been working in media related projects in China for more than four years.  Prior to founding i-Level, Mr. Sullivan worked with Torrence Capital advising Chinese SMEs on business development and venture financing.  He also has experience conducting market intelligence evaluations for Canadian companies looking to invest in China.  Before leaving Canada, Mr. Sullivan worked as an analyst with a venture capital firm, specializing in high technology project financing.  Mr. Sullivan holds a B.A. (Honours) degree in International Relations and Commerce from the University of British Columbia.  Aidan Sullivan is the brother of Ian Sullivan.

Ian Sullivan - Proposed Appointee as Secretary, Treasurer, Chief Financial Officer, Chief Operating Officer and as a director

Ian Sullivan joined i-Level Media Systems in 2006 and has executive responsibility for sales, distribution, and partnerships.  Prior to joining i-Level Media Systems, he was a Senior Account Manager with CNC Global, a Canadian IT services firm, where he helped establish their practice in Montreal.  Mr. Sullivan has more than eight years of experience working in the high tech sector as a corporate recruiter, staffing consultant, and business developer for major Canadian IT staffing and consulting companies.  Mr. Sullivan holds a Master of Business Administration degree (with Distinction) from HEC Montréal.

Paul D. Brock - Director

Paul D. Brock was appointed as the Secretary, Treasurer, Chief Financial Officer, Chief Operating Officer and a director of our Company on March 8, 2006, to fill the vacancies in these positions created by the resignation of Adrian C. Ansell. Mr. Brock is a partner in FBP Capital Corp., an investment banking firm and private equity group. Mr. Brock has also been the President of Bent International Inc. a private company engaged in International Business and Trade consulting from 1999 to the present. Mr. Brock is the Chairman of VendTek Systems Inc., a publicly traded company which develops software for the electronic distribution of financial services, through its subsidiaries VendTek Industries (Canada), VendTek Technologies (China) and VendTek Asia Pacific (Singapore). Mr. Brock served as President of VendTek Systems Inc. from December 1988 to June 2006. Mr. Brock is a graduate of the British Columbia Institute of Technology's Robotics and Automation Technology Program, a graduate of Simon Fraser University's Executive Management Development Program and a member in good standing of the professional association of the Applied Science Technologists of British Columbia since 1998. Mr. Brock is also a director of Power Air Corporation and Rochdale Mining Corp., which are reporting companies under the Exchange Act.

Johnny Lo - Proposed Appointee as a director

Johnny Lo is an independent consultant and veteran of the advertising industry in China.  He has been specialized in out-of-home media channels for more than 10 years.  Prior to being a consultant, Mr. Lo served as the Managing Director of Portland Outdoor (China), a media planning and buying agency.  He has consulted for other major media agencies and media owners including WPP and JC Decaux.  Mr. Lo's other experience includes more than 8 years with Leo Burnett Ltd., where he headed up the Media group and launched Starcom China, and 7 years in marketing management at Hong Kong's Mass Transit Railway Corp.  Mr. Lo holds a B.Sc. in Mathematics and an MBA from the University of Hong Kong.

Leo Young - Proposed Appointee as a director

Leo Young, an entrepreneur with a successful record of establishing technology firms in the United States and China, is currently President and CEO of Solar EnerTech, a Photovoltaic solar energy cell manufacturing enterprise based in Shanghai, China.  Prior to founding Solar EnerTech, he was the founder and CEO of InfoTech Essentials Inc., a leading energy-saving technology company in China.  Mr. Young holds an MBA from Fordham University, New York (2005), an M.A. from the Art Institute of Chicago (1985), and a BA from Tsinghua University of Beijing (1982).

Term of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our Bylaws. Our officers are appointed by our Board of Directors and hold office until removed by the board.

Significant Employee

We anticipate that, following the closing of the i-Level Acquisition, we will have one significant employee, Mars Zhang, who is neither a director nor an executive officer of our Company.

Mars Zhang - Sales Director

Mars Zhang has been with i-Level since 2005 and has more than 7 years of experience in advertising in Shanghai as both an Account Director and Media Sales Director.  Prior to i-Level, Mars has worked for Discovery Channel and for a major Shanghai-based media agency.  Mars has experience with multiple formats of media including outdoor, magazine, and television, and has worked with clients such as Nestlé, Cadbury, and Hitachi.  Mars graduated from Holmes College in Australia with a major in Business Management and Marketing and he is a member of the Shanghai Advertising Association.

LEGAL PROCEEDINGS INVOLVING DIRECTORS AND EXECUTIVE OFFICERS

The Company is not aware of any legal proceedings in which any of the following persons is a party adverse to the Company or has a material interest adverse to the Company: (a) any current director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company; (b) any person proposed for appointment or election as a director or officer of our Company; or (c) any affiliate of any such person.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described below, none of the following parties has, since our date of incorporation, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

  Any of our directors or officers;

  Any person proposed as a nominee for election or appointment as a director;

  Any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock;

  Any of our promoters; or

  Any relative or spouse of any of the foregoing persons who has the same house as such person.

Purchase of Shares by James A. Gheyle

James A. Gheyle, our President, Chief Executive Officer and a director, acquired 2,000,000 shares of our common stock at a price of $0.001 per share. Mr. Gheyle paid a total purchase price of $2,000 for these shares on September 30, 2005.

Purchase of Shares by Adrian C. Ansell

Adrian C. Ansell, formerly our Secretary, Treasurer, Chief Financial Officer, Principal Accounting Officer and a director, acquired 2,000,000 shares of our common stock at a price of $0.001 per share. Mr. Ansell paid a total purchase price of $2,000 for these shares on September 30, 2005.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on our review of the copies of such forms received by the Company, we believe that during the fiscal year ended December 31, 2006 all such filing requirements applicable to our officers and directors were complied with.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table summarizes the compensation of our President and Chief Executive Officer (Principal Executive Officer), as well as any officer or director who received annual compensation in excess of $100,000 by any person for all services rendered in all capacities to us during the period from our inception on August 23, 2005 through December 31, 2006.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Non-qualified Deferred Compen-sation Earnings ($)	All Other Compen-sation Compen-sation ($)	Total ($)
James A. Gheyle President and Chief Executive Officer	2006 2005 (2)	None None	None None	None None	None None	None None	None None	None None	None None

(1)       Year ended December 31.

(2)       Since inception on August 23, 2005.

Stock Option Grants

We did not grant any stock options to the executive officers or directors from inception through December 31, 2006. We have also not granted any stock options to the executive officers since December 31, 2006.

Director Compensation

Our directors who are also our employees receive no extra compensation for their service on our board of directors.

Employment Agreements

We have not entered into any employment agreement or consulting agreement with our existing directors and executive officers. There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

Subject to and upon the closing of the Share Exchange Agreement, our Company proposes to enter into the following material Employment Agreements:

    an Executive Services Agreement with Aidan Sullivan is anticipated to provide for, among other matters, the yearly payment by the Company to Mr. Sullivan, in his capacity as the Company's President and Chief Executive Officer, of RMB10,000 and U.S. $3,800; and

    an Executive Services Agreement with Ian Sullivan is anticipated to provide for, among other matters, the yearly payment by the Company to Mr. Sullivan, in his capacity as the Company's Secretary and Chief Financial Officer, of RMB10,000 and U.S. $3,800.

Dated: March 9, 2007.

By Order of the Board of Directors of:
i-LEVEL MEDIA GROUP INCORPORATED

/s/ "Paul D. Brock"
_____________________________
Paul D. Brock
Secretary, Treasurer, Chief Financial Officer, Principal Accounting Officer and a director

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